SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          OPTICARE HEALTH SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68 38 6P105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Mr. Steven E. Berman Palisade
                           Capital Management, L.L.C.
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                September 1, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 6)

CUSIP No. 68386P105                                                  Page 2 of 6

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  1    Name Of Reporting Person/I.R.S. Identification No. Of Above Person
       (Entities Only)

       Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049

--------------------------------------------------------------------------------
  2    Check The Appropriate Box If A Member Of A Group (See Instructions):
                          (a)  |_|
                          (b)  [X]

--------------------------------------------------------------------------------
  3    SEC Use Only

--------------------------------------------------------------------------------
  4    Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
  5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

                          Not Applicable

--------------------------------------------------------------------------------
  6    Citizenship Or Place Of Organization:  New Jersey

--------------------------------------------------------------------------------
   Number Of         7    Sole Voting Power
     Shares        -------------------------------------------------------------
  Beneficially       8    Shared Voting Power                     93,258,838*
    Owned By       -------------------------------------------------------------
      Each           9    Sole Dispositive Power
   Reporting       -------------------------------------------------------------
  Person With        10   Shared Dispositive Power                93,258,838*
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person

       93,258,838*
--------------------------------------------------------------------------------
  12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):

--------------------------------------------------------------------------------
  13   Percent Of Class Represented By Amount In Row (11)

       84.26%**
--------------------------------------------------------------------------------
  14   Type Of Reporting Person (See Instructions):

       IA
--------------------------------------------------------------------------------

* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner, on behalf of its clients, of (i) 19,375,000 shares of OptiCare Health Systems, Inc. (the "Company") common stock, par value $.001 per share (the "Common Stock"),
(ii) an immediately exercisable warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Company's Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $0.001 (the "Series B Preferred Stock"), immediately convertible into 28,805,995 shares of Common Stock, (iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, (v) 403,256 shares of Series C Convertible Preferred Stock, par value $.001 (the "Series C Preferred Stock"), immediately convertible into 20,162,800 shares of Common Stock, and (vi) 252,525 shares of Series D Convertible Preferred Stock, par value $0.001 (the "Series D Preferred Stock") immediately convertible into 10,101,000 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, the shares of Series D Preferred Stock, and all shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by the limited partners of Palisade under the laws of the State of Delaware (the "Partnership").

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 32,049,595 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (iv) 16,037,089 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock (v) 20,307,900 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and
(vi) 11,224,720 shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

CUSIP No. 68386P105                                                  Page 3 of 6

--------------------------------------------------------------------------------
  1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

       Palisade Concentrated Equity Partnership, L.P./I.R.S. Identification
       No. 22-3699993
--------------------------------------------------------------------------------
  2    Check The Appropriate Box If A Member Of A Group (See Instructions):
                          (a)  |_|
                          (b)  [X]

--------------------------------------------------------------------------------
  3    SEC Use Only

--------------------------------------------------------------------------------
  4    Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
  5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

                          Not Applicable

--------------------------------------------------------------------------------
  6    Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
   Number Of         7    Sole Voting Power
     Shares        -------------------------------------------------------------
  Beneficially       8    Shared Voting Power                     93,258,838*
    Owned By       -------------------------------------------------------------
      Each           9    Sole Dispositive Power
   Reporting       -------------------------------------------------------------
  Person With        10   Shared Dispositive Power                93,258,838*
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person

       93,258,838*
--------------------------------------------------------------------------------
  12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):

--------------------------------------------------------------------------------
  13   Percent Of Class Represented By Amount In Row (11)

       84.26%**
--------------------------------------------------------------------------------
  14   Type Of Reporting Person (See Instructions):

       PN
--------------------------------------------------------------------------------

* (i) 19,375,000 shares of Common Stock, (ii) Warrant to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock,
(iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, (v) 403,256 shares of Series C Preferred Stock, immediately convertible into 20,162,800 shares of Common Stock, and (vi) 252,525 shares of Series D Preferred Stock immediately convertible into 10,101,000 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, the shares of Series D Preferred Stock, and all shares of Common Stock are held in the account of the Partnership.

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 32,049,595 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (iv) 16,037,089 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock (v) 20,307,900 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and
(vi) 11,224,720 shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

CUSIP No. 68386P105                                                  Page 4 of 6

--------------------------------------------------------------------------------
  1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

       Palisade Concentrated Holdings, L.L.C./I.R.S. Identification No.
       22-3699991

--------------------------------------------------------------------------------
  2    Check The Appropriate Box If A Member Of A Group (See Instructions):
                          (a)  |_|
                          (b)  [X]

--------------------------------------------------------------------------------
  3    SEC Use Only

--------------------------------------------------------------------------------
  4    Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
  5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

                          Not Applicable

--------------------------------------------------------------------------------
  6    Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
   Number Of         7    Sole Voting Power
     Shares        -------------------------------------------------------------
  Beneficially       8    Shared Voting Power                     93,258,838*
    Owned By       -------------------------------------------------------------
      Each           9    Sole Dispositive Power
   Reporting       -------------------------------------------------------------
  Person With        10   Shared Dispositive Power                93,258,838*
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person

       93,258,838*
--------------------------------------------------------------------------------
  12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):

--------------------------------------------------------------------------------
  13   Percent Of Class Represented By Amount In Row (11)

       84.26%**
--------------------------------------------------------------------------------
  14   Type Of Reporting Person (See Instructions):

       OO
--------------------------------------------------------------------------------

* (i) 19,375,000 shares of Common Stock, (ii) Warrant to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock,
(iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, (v) 403,256 shares of Series C Preferred Stock, immediately convertible into 20,162,800 shares of Common Stock, and (vi) 252,525 shares of Series D Preferred Stock immediately convertible into 10,101,000 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, the shares of Series D Preferred Stock, and all shares of Common Stock are held in the account of the Partnership.

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 32,049,595 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (iv) 16,037,089 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock (v) 20,307,900 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and
(vi) 11,224,720 shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

CUSIP No. 68386P105                                                  Page 5 of 6

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  1    Name Of Reporting Person/I.R.S. Identification No. Of Above Person
       (Entities Only)

       Dennison T. Veru

--------------------------------------------------------------------------------
  2    Check The Appropriate Box If A Member Of A Group (See Instructions):
                          (a)  |_|
                          (b)  [X]

--------------------------------------------------------------------------------
  3    SEC Use Only

--------------------------------------------------------------------------------
  4    Source Of Funds (See Instructions): Not Applicable

--------------------------------------------------------------------------------
  5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

                          Not Applicable

--------------------------------------------------------------------------------
  6    Citizenship Or Place Of Organization:  USA

--------------------------------------------------------------------------------
   Number Of         7    Sole Voting Power
     Shares        -------------------------------------------------------------
  Beneficially       8    Shared Voting Power                     93,258,838*
    Owned By       -------------------------------------------------------------
      Each           9    Sole Dispositive Power
   Reporting       -------------------------------------------------------------
  Person With        10   Shared Dispositive Power                93,258,838*
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person

       93,258,838*
--------------------------------------------------------------------------------
  12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):

       Not Applicable.
--------------------------------------------------------------------------------
  13   Percent Of Class Represented By Amount In Row (11)

       84.26%**
--------------------------------------------------------------------------------
  14   Type Of Reporting Person (See Instructions):

       IN
--------------------------------------------------------------------------------

* Mr. Veru, as principal of Palisade, has shared voting and dispositive power over the 93,258,838 shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See item 2.

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 32,049,595 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (iv) 16,037,089 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock (v) 20,307,900 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and (vi) 11,224,720 shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

CUSIP No. 68386P105                                                  Page 6 of 6
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  1    Name Of Reporting Person/I.R.S. Identification No. Of Above Person
       (Entities Only)

       Refac/I.R.S. Identification No. 13-1681234

--------------------------------------------------------------------------------
  2    Check The Appropriate Box If A Member Of A Group (See Instructions):
                          (a)  |_|
                          (b)  [X]

--------------------------------------------------------------------------------
  3    SEC Use Only

--------------------------------------------------------------------------------
  4    Source Of Funds (See Instructions): AF

--------------------------------------------------------------------------------
  5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

                          Not Applicable

--------------------------------------------------------------------------------
  6    Citizenship Or Place Of Organization:  New Jersey

--------------------------------------------------------------------------------
   Number Of         7    Sole Voting Power
     Shares        -------------------------------------------------------------
  Beneficially       8    Shared Voting Power                     93,258,838*
    Owned By       -------------------------------------------------------------
      Each           9    Sole Dispositive Power
   Reporting       -------------------------------------------------------------
  Person With        10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person

       93,258,838*
--------------------------------------------------------------------------------
  12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):

--------------------------------------------------------------------------------
  13   Percent Of Class Represented By Amount In Row (11)

       84.26%**
--------------------------------------------------------------------------------
  14   Type Of Reporting Person (See Instructions):

       OO
--------------------------------------------------------------------------------

* (i) 19,375,000 shares of Common Stock, (ii) Warrant to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, (iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, (v) 403,256 shares of Series C Preferred Stock, immediately convertible into 20,162,800 shares of Common Stock, and (vi) 252,525 shares of Series D Preferred Stock immediately convertible into 10,101,000 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, the shares of Series D Preferred Stock, and all shares of Common Stock are held in the account of the Partnership.

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 32,049,595 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (iv) 16,037,089 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock (v) 20,307,900 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and (vi) 11,224,720 shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

This Amendment No. 8 amends and supplements the Schedule 13D with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of OptiCare Health Systems, Inc., a Delaware corporation (the "Company"), filed by Palisade, the Partnership, Palisade Concentrated Holdings, L.L.C., and Dennison Veru, as amended on September 2, 2005.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is amended and supplemented by adding the following language at the end thereof:

(6) Refac

(1) State of Organization: Delaware

(2) Principal Business: Management of assets and license agreements

(3) Address of Principal Office: One Bridge Plaza, Suite 550, Fort Lee, NJ 07024

Certain information regarding the directors and executive officers of Refac is set forth in Exhibit 99.2 hereto, which is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) Each of the reporting persons has the shared voting power to vote 93,258,838 shares of Common Stock. On September 1, 2005, in connection with the loan agreement and note described in Item 6 hereof, the Partnership granted to Refac, a Delaware corporation controlled by the Partnership, a proxy which entitles Refac to vote the Common Stock in its discretion at any meeting of the Company's stockholders and on every action by written consent of the Company's stockholders. The Partnership may revoke such proxy at any time. Such proxy is filed herewith as Exhibit 10.5.

Each of the reporting persons other than Refac has the shared dispositive power with respect to 93,258,838 shares of Common Stock. Refac does not have any dispositive power with respect to such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following language at the end thereof:

On September 1, 2005, Refac entered into a loan agreement and promissory note with the Company and OptiCare Eye Health Centers, Inc., pursuant to which Refac loaned to the Company and OptiCare Eye Health Centers, Inc. the principal amount of $1,000,000. The note is payable on January 25, 2007, provided that if the merger between the Company and a wholly-owned subsidiary of Refac is not completed by January 31, 2006, then the note is payable on March 31, 2006.

Interest is payable on the note on a monthly basis at a rate equal to the base rate of Citibank, N.A., plus 5.5%. Additionally, on September 1, 2005, Refac entered into a subordination agreement with the Company, OptiCare Eye Health Centers, Inc., Primevision Health, Inc. and CapitalSource Finance LLC, the lender under the Company's credit agreement ("CapitalSource"), pursuant to which Refac agreed to subordinate its rights to the payment of the note in favor of CapitalSource. The loan agreement, note and subordination agreement are filed herewith as Exhibits 10.2, 10.3 and 10.4, respectively.

In connection with such loan agreement and note, on September 1, 2005, the Partnership granted to Refac a proxy which entitles Refac to vote the Common Stock in its discretion at any meeting of the Company's stockholders and on every action by written consent of the Company's stockholders. The Partnership may revoke such proxy at any time. Such proxy is filed herewith as Exhibit 10.5.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits.

Exhibit
-------
  10.2 Loan Agreement, dated September 1, 2005, among Refac, OptiCare Health Systems, Inc., and OptiCare Eye Health Centers, Inc.
  10.3 Promissory Note, dated September 1, 2005, among Refac, OptiCare Health Systems, Inc., and OptiCare Eye Health Centers, Inc.
  10.4     Subordination  Agreement,  dated  September  1,  2005,  among  Refac,
           OptiCare Health Systems, Inc., OptiCare Eye Health Centers, Inc., Primevision Health, Inc. and CapitalSource Finance LLC.
  10.5 Proxy granted by Palisade Concentrated Equity Partnership, L.P. to Refac, dated September 1, 2005.
  99.1     Joint Filing Agreement
  99.2     Identity and Background of Refac Officers and Directors

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                   PALISADE CAPITAL MANAGEMENT, L.L.C.

                                   By: /s/ Steven E. Berman
                                       --------------------------------
                                       Steven E. Berman, Member


                                   PALISADE CONCENTRATED HOLDINGS,
                                   L.L.C., General Partner

                                   By: /s/ Steven E. Berman
                                       --------------------------------
                                       Steven E. Berman, Member


                                   PALISADE CONCENTRATED EQUITY PARTNERSHIP,
                                   L.P.

                                   By: PALISADE CONCENTRATED HOLDINGS, L.L.C.,
                                       General Partner

                                   By: /s/ Steven E. Berman
                                       --------------------------------
                                       Steven E. Berman, Member


                                   /s/ Dennison T. Veru
                                   ------------------------------------
                                   Dennison T. Veru


                                   REFAC

                                   By: /s/ Robert L. Tuchman
                                       --------------------------------
                                           Robert L. Tuchman
                                           Chief Executive Officer and
                                             General Counsel